Exemption File No.
82.2280

ASX ANNOU
(ASX: WPL)

WOODSIDE

TUESDAY, 18 JULY 2006
7:30AM (WST)

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

VARIATION IN CHIEF EXECUTIVE EMPLOYMENT CONTRACT

The Chairman of Woodside Petroleum Ltd., Mr Charles Goode, announced today that the employment contract between the Company and its Managing Director and Chief Executive, Mr Don Voelte, had been varied so as to remove its fixed term element.

When Mr Voelte joined the Company in February 2004 his employment agreement specified a term of 4 years and 360 days. That term was set as a result of the onerous taxation provisions which applied at that time to expatriate employees on their fifth anniversary of Australian employment.

Recent changes to the Taxation Act removed that provision. Accordingly, the Board and Mr Voelte agreed to amend the contract by removing its fixed term.

Consequential amendments have been made to Mr Voelte's termination provisions. In the previous contract, termination of employment by Woodside prior to completion of the contract term gave rise to a termination payment of the lesser of the Fixed Annual Reward for 18 months or for the period to the expiry of the contract. Termination as a result of the expiry of the contract would have given rise to no termination payment. Mr Voelte is now entitled to a termination payment of 12 months' Fixed Annual Reward where his employment is terminated by the company.

Mr Goode said the amendment to Mr Voelte's contract was in line with modern governance practice among Australian listed companies.

"The change removes the end date from Mr Voelte's contract and thus provides greater stability in the management for the longer term planning required in the company," Mr Goode said.

Woodside Petroleum Ltd., GPO Box D188, Perth, Western Australia 6000. Tel: +61 8 9348 4000
www.woodside.com.au A.B.N. 55 004 898 962